SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________

SCHEDULE TO
(Amendment No. 4)

Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934
_____________

THE GREATER CHINA FUND, INC.
(Name of Subject Company (Issuer))
_____________

THE GREATER CHINA FUND, INC.
(Name of Filing Person (Offeror))
_____________

Common Stock, par value $0.001 per share
(Title of Class of Securities)
_____________

39167B102
(CUSIP Number of Class of Securities)
_____________

Deborah A. Docs
c/o Prudential Investments LLC
Gateway Center Three
100 Mulberry Street
Newark, NJ 07102
(973) 367-7521
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
William G. Farrar, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004
(212) 558-4000

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$72,655,989	$8,435.36

_____________

(1)	Calculated as the aggregate maximum purchase price to be paid for 6,067,002 shares in the offer, based upon a price of 98% of the Fund’s net asset value per share of $12.22 on September 14, 2011.

(2)	Calculated as $116.10 per $1,000,000 of Transaction Valuation.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,435.36	Filing Party: The Greater China Fund, Inc.

Form or Registration No.: SC TO-I.	Date Filed: September 16, 2011.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement
This Amendment No. 4 (the “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 16, 2011, as amended and supplemented by Amendment No. 1 filed on September 27, 2011, Amendment No. 2 filed October 12, 2011 and Amendment No. 3 filed October 17, 2011 (as so amended, the “Schedule TO”) by The Greater China Fund, Inc., a Maryland corporation (the “Fund”), to repurchase for cash up to 6,067,002 of the Fund’s issued and outstanding shares of common stock, par value $0.001 per share, upon the terms and subject to the conditions contained in the Offer to Repurchase dated September 16, 2011, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Repurchase”), which were filed as exhibits to the Schedule TO.  This Amendment No. 4 is the final amendment to the Schedule TO and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The information in the Offer to Repurchase and the Letter of Transmittal, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided herein.  All capitalized terms used in this Amendment No. 4 without definition have the meanings ascribed to them in the Schedule TO.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The Tender Offer expired at 11:59 p.m., Eastern Time, on October 14, 2011. A total of  7,865,202 shares, or approximately 25.9% of the Fund’s issued and outstanding common stock, were properly tendered and not withdrawn prior to the expiration of the Tender Offer.  The Fund accepted 6,067,002 shares for payment at $11.30 per share, which is equal to 98% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange on October 17, 2011.  Therefore, on a pro rated basis, approximately 77.14% of the shares properly tendered by each tendering stockholder were accepted for payment.

On October 20, 2011, the Fund issued a press release announcing the final results of the Tender Offer.  The full text of the Fund’s press release is set forth as exhibit (a)(10) hereto and is incorporated by reference herein.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(10)	Press Release issued by the Fund dated October 20, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE GREATER CHINA FUND, INC.

By:        /s/ Grace C. Torres
Name:   Grace C. Torres
Title:     Treasurer and Principal Financial Officer

Dated:  October 20, 2011

Exhibit List

(a)(1)	Offer to Repurchase, dated September 16, 2011*.
(a)(2)	Form of Letter of Transmittal*.
(a)(3)	Form of Notice of Guaranteed Delivery*.
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*.
(a)(6)	Text of Letter to Stockholders of the Fund dated September 16, 2011*.
(a)(7)	Press Release issued by the Fund dated September 16, 2011*.
(a)(8)	Press Release issued by the Fund dated October 12, 2011**.
(a)(9)	Press Release issued by the Fund dated October 17, 2011***.
(a)(10)	Press Release issued by the Fund dated October 20, 2011.

*	Previously filed on September 16, 2011.
**	Previously filed on October 12, 2011.
***	Previously filed on October 17, 2011.